SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003

ELBIT VISION SYSTEMS LTD.

(Translation of Registrant’s name into English)

New Industrial Park, Post Office Box 140, Yoqneam, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

Exhibit 1

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD. BY: /S/ Yaky Yanay —————————————— Yaky Yanay Chief Financial Officer

Dated: October 27, 2003

ELBIT VISION SYSTEMS LTD.

      BUSINESS NEWS

IMMEDIATE RELEASE

SOURCE: Elbit Vision Systems Ltd.

ELBIT VISION SYSTEMS LTD. ANNOUNCES LAUNCH OF THE NEW ON-LINE PRODUCTION-THROUGHPUT INCREASE PRODUCT LINE AT THE ITMA EXHIBITION.

        Yoqneam, Israel, October 24, 2003 — Elbit Vision Systems Ltd. (NASDAQ SC: EVSN) – announced today that it has launched the new on-line production-throughput increase product line at the ITMA exhibition in Birmingham, UK.

The new line of products includes the I-TEX Lite, and the LOOM-TEX™. The I-Tex Lite is a totally new system developed by EVS for automatic inspection of Non Woven production processes. The system offers a modern and flexible design for easy adaption to the production line, together with high inspection capabilities and new operational features. The LOOM-TEX™, automatic visual quality inspection system is integrated with the weaving loom and monitors the fabric while weaving. The launch of the new products together with the SVA Lite the Shade Variation Analyzer which offers fabric manufacturers the most advanced technology of shade measuring together with enhanced human interface, and which was launched at the end of 2002 provides a complete new suite of on- line production-throughput increase products solutions.

        Zami Aberman, EVS’s CEO said: “Since taking our strategic decision to use our textile Inspection know-how for the development of “on-line production-throughput increase products” for textile and industrial applications, we have developed a new set of on-line products with a prices ranging from $8,000 to $150,000. We have installed nine SVA Lite systems since its launch a year ago, and have already installed two I-TEX Lite and fourteen LOOM-TEX systems. Even prior to its release at this week’s ITMA exhibition, we had already received approximately one hundred pre-release orders for the LOOM-TEX. We believe that the LOOMTEX will prove to be one of our most successful products with huge earning potential for EVS throughout the global textile market. This potential has become even clearer with the enormous interest shown in the product during the ITMA exhibition.

         About EVS
Elbit Vision Systems Ltd. – EVS — designs, develops, manufactures, markets and supports automatic quality monitoring and inspection systems for the global industries. EVS is a public held company headquartered in Yokne’am, Israel, with offices in the United States, Europe and Asia.

Contact
Mr. Idan Kleifeld - VP Sales & Marketing, Elbit Vision Systems Ltd,
E-mail: idan@evs.co.il Web Site: http://www.evs.co.il

Forward looking statements in this release with respect to the Company’s business, financial condition and results of operations are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company’s accounting policies as well as certain other risk factors which are detailed from time to time in the Company’s SEC filings.